EXHIBIT 2.1
AGREEMENT
     This Agreement (“Agreement”) is entered into between NuVasive, Inc., a Delaware corporation (“NuVasive”) and RSB Spine LLC, a Delaware limited liability company (”RSB”), effective as of January 3, 2007.
RECITALS:
A.	Reference is made to that certain Asset Purchase Agreement dated June 3, 2005 between NuVasive and RSB (the “Asset Purchase Agreement”).

B.	Under Section 7.3 of the Asset Purchase Agreement, and pursuant to the terms and conditions set forth therein, NuVasive was granted Buyer’s Option.

C.	RSB has requested, and NuVasive has agreed, that NuVasive will release and waive and forebear from exercising Buyer’s Option with respect to the InterPlate System (defined below) in accordance with the terms and conditions set forth in this Agreement.

D.	To the limited extent provided herein, this Agreement amends and modifies the terms of the Asset Purchase Agreement.
     NOW, THEREFORE, in exchange for good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, NuVasive and RSB hereby agree as follows:
1.	Definitions.
a.	Undefined Terms. Capitalized terms that are not defined in this Agreement shall have the meanings set forth in the Asset Purchase Agreement.

b.	InterPlate System. The term “InterPlate System” means RSB’s InterPlate implant system for cervical, thoracic and lumbar spinal implants, and all implants, products, devices, equipment, instruments, tools, fasteners and materials derived therefrom or associated therewith and including, without limitation, any and all of the following assets, rights and properties consisting, comprising, included within, derived from, associated with, ancillary to, or necessary to the practice of RSB’s InterPlate implant system whether now owned or in existence, or hereafter developed, obtained, acquired or coming into existence: (a) inventions, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications; (b) ideas and conceptions of potentially patentable subject matter, including without limitation, any invention disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending patent application or applications; (c) United States Letters Patent No. 6,984,234, United States Patent Application Publication Number 20060030851, and all other domestic or foreign statutory or non-statutory invention registrations, patents, patent registrations and patent applications, use cases, utility models (including, without limitation, all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) and all rights therein provided by law, multinational treaties or conventions and all modifications and improvements to the inventions disclosed in each such registration, patent, application, use case or utility model; (d) trademarks, service marks, trade dress, logos, trade names and corporate names, including all of the goodwill associated therewith, whether or not registered, including all common law rights and registrations and applications for registration thereof; (e) copyrights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by law, multinational treaties or conventions; (f) trade secrets and confidential information (including, without limitation, documentation, user manuals, ideas, formulas, compositions, inventions and conceptions of inventions, whether patentable or unpatentable and whether or not reduced to practice); (g) technology (including, without limitation, know-how and show-how), manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data and copyrightable works, whether secret or confidential or not; (h) copies and all tangible embodiments of all of the foregoing, in whatever form or medium; (i) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights; (j) all rights to sue for and recover and retain legal relief including, without limitation, damages, costs, expenses or attorneys’ fees for present and past infringement of any of the intellectual property and other rights and property described above; (k) all rights to sue for and obtain injunctive or other equitable relief for present or past infringement of any of intellectual property or other rights described in this Agreement; (l) any non-infringement and/or invalidity opinions received by RSB with respect to any of the intellectual property and other rights and property described in this Agreement; and (m) the name or trademark “InterPlate” and any modification thereto or derivation thereof.
2.	Release and Waiver of Buyer’s Option. NuVasive hereby releases and waives and agrees to forebear from exercising Buyer’s Option with respect to the InterPlate System or any component thereof. Section 7.3 of the Asset Purchase Agreement is hereby amended to exclude from Buyer’s Option the InterPlate System in whole or in part (i.e., Buyer’s Option shall not apply to the InterPlate System), and, notwithstanding anything in the Agreement to the contrary, RSB may sell, transfer, convey, license or otherwise dispose of (each, a “Transfer”) the InterPlate System without complying with Section 7.3 of the Asset Purchase Agreement and may take any and all actions which RSB in its sole judgment deems necessary or appropriate in connection with the negotiation, documentation and consummation of a Transfer of the InterPlate System, in whole or in part, including, without limitation, conduct discussions, permit third parties to conduct due diligence, negotiate, enter into and document agreements, and consummate transactions with third parties.

If RSB consummates a Transfer of part but not all of the InterPlate System (i.e., RSB retains components of the InterPlate System), the components of the InterPlate System retained by RSB shall remain excluded from Buyer’s Option under Section 7.3 of the Asset Purchase Agreement and subject to the release and waiver set forth in this Section 2, and except as set forth in the next sentence, assets derived from such retained components shall remain excluded from Buyer’s Option under Section 7.3 of the Asset Purchase Agreement and subject to the release and waiver set forth in this Section 2. If RSB develops one or more assets which (i) incorporate one or more retained components of the InterPlate System; or (ii) in the absence of a Transfer, incorporate any component of the InterPlate System; and (A) such asset(s) are materially and substantially distinct from the InterPlate System; and (B) the development, manufacture, sale, license, transfer or commercialization of such asset(s) does not infringe intellectual property or other proprietary rights included in the InterPlate System (“New Products”), Buyer’s Option shall apply to such New Products as set forth in Section 7.3 of the Asset Purchase Agreement.

NuVasive shall execute such documents or instruments, and take such other actions, as are reasonably requested by RSB to enable RSB to sell, transfer, convey, license or otherwise dispose of the InterPlate System.

3.	Consideration. In connection with the execution of this Agreement, RSB shall pay to NuVasive, by wire transfer of immediately available funds to an account designated by NuVasive at a financial institution within the United States pursuant to written wire transfer instructions, the sum of Four Hundred Thousand Dollars ($400,000) (the “Cash Consideration”).

4.	Ancillary Payment Obligations. In connection with the execution of this Agreement, NuVasive and RSB agree that the payment obligations contained in Section 7.3(b) of the Asset Purchase Agreement are hereby amended such that the only remaining payment to be made by NuVasive under Section 7.3(b) of the Asset Purchase Agreement shall be the amount of $50,000, which shall be due and payable on the fourth anniversary of the Closing Date (i.e., on June 3, 2009).

5.	Miscellaneous. Other than as set forth in this Agreement, the Asset Purchase Agreement shall be unaffected hereby. This Agreement shall be governed by and interpreted in accordance with the internal laws (as opposed to the conflicts of laws provisions) of the State of Delaware. This Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other agreements and understandings, oral or written, regarding such subject matter. The parties have executed this Agreement as of the date first written above.

NUVASIVE, INC.		RSB SPINE LLC

By:	/s/ ALEXIS V. LUKIANOV Alexis V. Lukianov, Chairman & CEO	By:	/s/ JOHN A. REDMOND John A. Redmond, CEO